UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CI&T INC.
(Name of Issuer)

Class A Common Shares, $0.00005 par value per share
(Title of Class of Securities)

G21307106
(CUSIP Number)

August 16, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21307106	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS BW Gestão de Investimentos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,134,514 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,134,514 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,514 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12		TYPE OF REPORTING PERSON CO

(1)	Consists of 2,134,514 Class A Common Shares of CI&T Inc. (the “Issuer”).

(2)	The percent of the class was calculated based on 20,714,432 Class A Common Shares of the Issuer outstanding as set forth in the Issuer’s Form 6-K for the month of August 2024 filed with the Securities and Exchange Commission on August 16, 2024.

CUSIP No. G21307106	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Brasil Warrant Administração de Bens e Empresas S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,134,514 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,134,514 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,514 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (2)
12		TYPE OF REPORTING PERSON CO

(1)	Consists of 2,134,514 Class A Common Shares of the Issuer.
(2)	The percent of the class was calculated based on 20,714,432 Class A Common Shares of the Issuer outstanding as set forth in the Issuer’s Form 6-K for the month of August 2024 filed with the Securities and Exchange Commission on August 16, 2024.

CUSIP No. G21307106	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Lepton Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,134,514 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,134,514 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,514 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON OO

(1)	Consists of 2,134,514 Class A Common Shares of the Issuer.
(2)	The percent of the class was calculated based on 20,714,432 Class A Common Shares of the Issuer outstanding as set forth in the Issuer’s Form 6-K for the month of August 2024 filed with the Securities and Exchange Commission on August 16, 2024.

CUSIP No. G21307106	SCHEDULE 13G	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS Unicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,134,514 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,134,514 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,514 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON CO

(1)	Consists of 2,134,514 Class A Common Shares of the Issuer.
(2)	The percent of the class was calculated based on 20,714,432 Class A Common Shares of the Issuer outstanding as set forth in the Issuer’s Form 6-K for the month of August 2024 filed with the Securities and Exchange Commission on August 16, 2024.

CUSIP No. G21307106	SCHEDULE 13G	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS Santana Investimentos Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,134,514 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,134,514 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,514 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12		TYPE OF REPORTING PERSON CO

(1)	Consists of 2,134,514 Class A Common Shares of the Issuer.
(2)	The percent of the class was calculated based on 20,714,432 Class A Common Shares of the Issuer outstanding as set forth in the Issuer’s Form 6-K for the month of August 2024 filed with the Securities and Exchange Commission on August 16, 2024.

CUSIP No. G21307106	SCHEDULE 13G	Page 7 of 9 Pages

Item 1.	(a) Name of Issuer:

CI&T Inc.

(b) Address of Issuer’s Principal Executive Offices:

Estrada Giuseppina Vianelli de Napoli, 1455, Bloco C, Globaltech

Zip Code 13086-530

Campinas, SP Brazil

Item 2.	(a) Name of Person Filing:

The reporting persons are:

BW Gestão de Investimentos Ltda.

Brasil Warrant Administração de Bens e Empresas S.A.

Lepton Fund Ltd.

Unicorp International Finance Corporation

Santana Investimentos Ltd.

(b) Address of Principal Business Office:

The address of the principal business office of the reporting persons is Av. Brigadeiro Faria Lima, 4440 15th Floor, São Paulo, SP, 04538-132.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

(d) Title of Class of Securities:

Class A Common Shares, $0.00005 par value per share

(e) CUSIP No.:

G21307106

CUSIP No. G21307106	SCHEDULE 13G	Page 8 of 9 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a

Not applicable.

 Item 4. Ownership.

Information with respect to the reporting persons’ ownership as of August 19, 2024 is incorporated by reference in this Item 4 to Items (5) – (9) and (11) of the cover page for each reporting person.

Lepton Fund Ltd., through its Class C Interests, is the record holder of 2,134,514 Class A Common Shares of the Issuer (the “Shares”). BW Gestão de Investimentos Ltda., pursuant to its appointment by the Board of Directors of Lepton Fund Ltd., is the investment adviser to Lepton Fund Ltd. and accordingly is the only entity with discretionary power to direct the voting and disposition of the Shares held by Lepton Fund Ltd. Brasil Warrant Administração de Bens e Empresas S.A. is the controlling shareholder of BW Gestão de Investimentos Ltda. Unicorp International Finance Corporation holds all management shares of Lepton Fund Ltd. and, therefore, may be deemed to have the powers to appoint the investment adviser of Lepton Fund Ltd. Additionally, Santana Investimentos Ltd. is the controlling shareholder of Unicorp International Finance Corporation.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The information in Item 4 above is incorporated by reference in this Item 6. The power to direct the voting and disposition of the Shares that BW Gestão de Investimentos Ltda., as investment adviser to Lepton Fund Ltd., possesses is exercised on behalf of Lepton Fund Ltd. and its Class C Interests.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. G21307106	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

BW Gestão de Investimentos Ltda.

By:	/s/ Marcia Maria Freitas de Aguiar
Name: Marcia Maria Freitas de Aguiar
Title: Executive Officer

By:	/s/ Alfredo Althen Schiavo
Name: Alfredo Althen Schiavo
Title: Executive Officer

Brasil Warrant Administração de Bens e Empresas S.A.

By:	/s/ Marcia Maria Freitas de Aguiar
Name: Marcia Maria Freitas de Aguiar
Title: Executive Officer

By:	/s/ Alfredo Althen Schiavo
Name: Alfredo Althen Schiavo
Title: Attorney-in-fact

Lepton Fund Ltd.

By:	/s/ Marcia Maria Freitas de Aguiar
	Name:	Marcia Maria Freitas de Aguiar
	Title:	Executive Officer

By:	/s/ Alfredo Althen Schiavo
	Name:	Alfredo Althen Schiavo
	Title:	Executive Officer

Unicorp International Finance Corporation

By:	/s/ Marcia Maria Freitas de Aguiar
	Name:	Marcia Maria Freitas de Aguiar
	Title:	Executive Officer

By:	/s/ Alfredo Althen Schiavo
	Name:	Alfredo Althen Schiavo
	Title:	Executive Officer

Santana Investimentos Ltd.

By:	/s/ Marcia Maria Freitas de Aguiar
Name: Marcia Maria Freitas de Aguiar
Title: Executive Officer

By:	/s/ Alfredo Althen Schiavo
Name: Alfredo Althen Schiavo
Title: Executive Officer